UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

IDT CORPORATION
(Name of Subject Company (Issuer))

IDT CORPORATION
(Name of Filing Person (Offeror))

Common Stock, par value $.01 per share
 (Titles of Classes of Securities)

448947408
 (CUSIP Numbers of Classes of Securities)

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
 UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

IDT CORPORATION
(Name of the Issuer)

IDT CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share
 (Title of Classes of Securities)

448947408
 (CUSIP Number of Classes of Securities)

BILL PEREIRA CHIEF FINANCIAL OFFICER IDT CORPORATION 520 BROAD STREET NEWARK, NEW JERSEY 07102 (973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

DOV T. SCHWELL, ESQ. OUTSIDE COUNSEL SOLUTIONS LLP 1430 BROADWAY, SUITE 1615 NEW YORK, NEW YORK 10018 (646) 328-0795

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$80,277,921	$5,724

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of 3,728,654 shares of IDT Corporation (“IDT”) Common Stock, par value $.01 per share (“Common Stock”), for 3,728,654 shares of IDT Class B Common Stock, par value $.01 per share (“Class B Stock”). The amount is estimated based upon the product of (a) $21.53, which is the average of the high and the low price per share of the Class B Stock on December 1, 2010, as reported on the New York Stock Exchange and (b) 3,728,654, representing the number of shares outstanding as of December 1, 2010.

+
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory # 2 for Fiscal Year 2011, issued September 29, 2010, equals $71.30 per million dollars of the transaction value.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $5,724
 Filing party: IDT Corporation
 Form or registration No.: Schedule TO / Schedule 13E-3
 Date filed: December 3, 2010

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐   Third-party tender offer subject to Rule 14d-1.
☒   Issuer tender offer subject to Rule 13e-4.
☒   Going-private transaction subject to Rule 13e-3.
☐   Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer ☒

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed on December 3, 2010 (as amended from time to time, the “Schedule TO”), as amended by Amendment No. 1 to the Schedule TO filed on December 20, 2010, Amendment No. 2 to the Schedule TO filed on December 28, 2010, Amendment No. 3 to the Schedule TO filed on January 6, 2011, and Amendment No. 4 to the Schedule TO filed on January 19, 2011, which relates to the offer by IDT Corporation, a Delaware corporation (together with its subsidiaries, “IDT” or the “Issuer”), to exchange (the “Exchange Offer”) shares of its currently outstanding common stock, par value $.01 per share (the “Common Stock”) from the holders thereof (the “Holders”), for shares of IDT Class B Common Stock, par value $.01 per share (the “Class B Stock”), upon the terms and subject to the conditions set forth in the Offer to Exchange, dated December 3, 2010, as revised on December 20, 2010 (as revised, the “Offer to Exchange”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(F) and (a)(1)(B), respectively.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 5 amends only the items and exhibits to the Schedule TO that are being amended, and unaffected items and exhibits, are not included herein.

ITEM 11.   ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offer expired at 5:00 p.m., New York City time, on January 18, 2011. American Stock Transfer and Trust Company, LLC, the exchange agent for the Exchange Offer, has advised IDT that 1,916,547 shares of Common Stock were validly tendered and not withdrawn (including shares guaranteed for delivery), representing approximately 51% of the total outstanding shares of Common Stock and 86% of the outstanding shares of Common Stock not controlled by Howard Jonas, IDT’s Chairman and Chief Executive Officer.

All shares that were validly tendered and not properly withdrawn have been accepted for exchange pursuant to the terms of the Exchange Offer. The exchange agent promptly will issue the shares of Class B Stock in exchange for the shares of Common Stock accepted in the Exchange Offer.

As a result of the completion of the Exchange Offer, based on the final results, IDT will have approximately 1,812,108 shares of Common Stock and 17,544,361 shares of Class B Stock outstanding as of the time immediately following the exchange of shares.

ITEM 13 . INFORMATION REQUIRED BY SCHEDULE 13E-3.

Schedule 13e-3 Item 15. Additional Information.

Schedule 13e-3 Item 15 of the Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offer expired at 5:00 p.m., New York City time, on January 18, 2011. American Stock Transfer and Trust Company, LLC, the exchange agent for the Exchange Offer, has advised IDT that 1,916,547 shares of Common Stock were validly tendered and not withdrawn (including shares guaranteed for delivery), representing approximately 51% of the total outstanding shares of Common Stock and 86% of the outstanding shares of Common Stock not controlled by Howard Jonas, IDT’s Chairman and Chief Executive Officer.

All shares that were validly tendered and not properly withdrawn have been accepted for exchange pursuant to the terms of the Exchange Offer. The exchange agent promptly will issue the shares of Class B Stock in exchange for the shares of Common Stock accepted in the Exchange Offer.

As a result of the completion of the Exchange Offer, based on the final results, IDT will have approximately 1,812,108 shares of Common Stock and 17,544,361 shares of Class B Stock outstanding as of the time immediately following the exchange of shares.

SIGNATURE

IDT Corporation is filing this statement as a combined Schedule TO and Schedule 13E-3. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDT CORPORATION
By:	/s/ Howard S. Jonas
Name:	Howard S. Jonas
Title:	Chief Executive Officer

Date: January 24, 2011

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange, dated December 2, 2010.
(a)(1)(B)	Letter of Transmittal, dated December 2, 2010.
(a)(1)(C)	Notice of Guaranteed Delivery, dated December 2, 2010.
(a)(1)(D)	Letter to Clients, dated December 2, 2010.
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, December 2, 2010.
(a)(1)(F)	Revised Offer to Exchange, dated December 20, 2010
(a)(5)(A)	Press Release of IDT Corporation, dated December 2, 2010.
(a)(5)(B)	Press Release of IDT Corporation, dated December 20, 2010.
(a)(5)(C)	Frequently Asked Questions Regarding IDT Corporation’s Offer To Exchange Its Common Stock For Its Class B Common Stock, posted on IDT Corporation’s website on January 6, 2011.
(a)(5)(D)	Press Release of IDT Corporation, dated January 19, 2011.
(d)(A)	Voting Agreement between IDT Corporation and Howard S. Jonas, dated December 2, 2010.
(g)	Not applicable.
(h)	Not applicable.